As filed with the Securities and Exchange Commission on April 13, 2015
Securities Act File No. 333-200861
Investment Company Act File No.  811-08621

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-14

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No. __

☒	Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BLACKROCK MUNIHOLDINGS NEW JERSEY QUALITY FUND, INC.
(Exact name of registrant as specified in charter)

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809
(Address of Principal Executive Offices)

(800) 882-0052
(Area Code and Telephone Number)

John M. Perlowski
President and Chief Executive Officer
BlackRock MuniHoldings New Jersey Quality Fund, Inc.
55 East 52nd Street
New York, New York 10055
(Name and Address of Agent for Service)

Copies to:

Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116	Janey Ahn, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, New York 10022

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on January 23, 2015 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-200861 and 811-08621), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of special U.S. federal income tax counsel to the Registrant.

PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock MuniHoldings New Jersey Quality Fund, Inc. (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-200861), as filed with the Securities and Exchange Commission on January 21, 2015, which information is incorporated herein by reference.

ITEM 16.  Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)(a)	Articles of Incorporation, dated January 27, 1998 (a)

(b)	Articles of Amendment, dated September 14, 2006*

(c)	Articles Supplementary, dated September 17, 2010*

(d)	Articles of Amendment, dated October 13, 2010*

(e)	Preferred Stock Organizational Documents*

(2)	Amended and Restated Bylaws of the Registrant, dated September 17, 2010 (b)

(3)	Voting Trust Agreement of VRDP Holder*

(4)	Form of Agreement and Plan of Reorganization (c)

(5)(a)	Selected Provisions of the Articles of Incorporation and the Amended and Restated Bylaws of the Registrant Defining the Rights of Shareholders*

(6)	Investment Management Agreement*

(7)	Not applicable

(8)	Form of Second Amended and Restated Deferred Compensation Plan*

(9)	Custodian Agreement*

(10)	Not applicable

(11)	Opinion and Consent of Special Counsel for the Registrant**

(12)	Tax opinion relating to Registrant’s reorganization with BlackRock MuniYield New Jersey Quality Fund, Inc.***

(13)	Other Material Agreements*

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and BlackRock MuniYield New Jersey Quality Fund, Inc.**

(15)	Not applicable

(16)	Power of Attorney**

(17)	Form of Proxy Cards for the Funds*

*	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on December 11, 2014.
**	Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed on January 21, 2015.
***	Filed herewith
(a)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form N-2, filed on January 30, 1998.
(b)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on September 21, 2010.
(c)	Incorporated by reference to Appendix A of the Statement of Additional Information.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 13th day of April, 2015.

BLACKROCK MUNIHOLDINGS NEW JERSEY QUALITY FUND, INC.
By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ John M. Perlowski	Director, President and Chief Executive Officer	April 13, 2015
John M. Perlowski

/s/ Neal J. Andrews	Chief Financial Officer	April 13, 2015
Neal J. Andrews

*	Director	April 13, 2015
Michael J. Castellano

*	Director	April 13, 2015
Richard E. Cavanagh

*	Director	April 13, 2015
Frank J. Fabozzi

*	Director	April 13, 2015
Kathleen F. Feldstein

*	Director	April 13, 2015
James T. Flynn

*	Director	April 13, 2015
Jerrold B. Harris

*	Director	April 13, 2015
R. Glenn Hubbard

*	Director	April 13, 2015
W. Carl Kester

*	Director	April 13, 2015
Karen P. Robards

*		Director	April 13, 2015
Barbara G. Novick

*By:	/s/ John M. Perlowski	Attorney-in-Fact	April 13, 2015
John M. Perlowski

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

12	Tax opinion relating to Registrant’s reorganization with BlackRock MuniYield New Jersey Quality Fund, Inc.